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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-171534
February 10, 2011

Zuoan Fashion Limited

        Zuoan Fashion Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Cowen and Company, LLC, c/o Broadridge Financial Services (Prospectus Department), at 1-631-274-2806. You may also access our company's most recent prospectus included in Amendment No. 4 to the registration statement on Form F-1, or Amendment No. 4, filed with the SEC on February 10, 2011 by visiting EDGAR on the SEC website at:
http://sec.gov/Archives/edgar/data/1501176/000104746911000708/0001047469-11-000708-index.htm.

        This free writing prospectus reflects the amendments that were made in Amendment No. 4. The revised disclosure, as set forth in the following sections or subsections of the preliminary prospectus that forms part of Amendment No. 4, relates to (i) the revised aggregate offering size of 6,000,000 American depositary shares, or ADSs, to be offered by our company (or up to 6,900,000 ADSs if the underwriters exercise in full their option to purchase up to an additional 900,000 ADSs from the selling shareholders), (ii) the revised estimated public offering price range of US$7.00 per ADS, (iii) certain lock-up arrangements entered into by four unaffiliated investors that have indicated an interest in subscribing for an aggregate of up to 3,000,000 ADSs offered in this offering, and (iv) the amendment to certain terms of our 2008 convertible loan and 2010 convertible loan:

  •
  Outside front cover page of the preliminary prospectus;

  •
  The Offering;

  •
  Summary Consolidated Financial and Operating Data—Consolidated Statements of Comprehensive Income Data;

  •
  Risk Factors—Risks Related to This Offering

  —
  There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all;

  —
  Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution;

  —
  Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs;

  —
  Mr. James Hong, our founder, beneficially holds a majority interest in our company and has significant influence over our management and his interests may not be aligned with our interests or the interests of our other shareholders;

  —
  You may be subject to limitations on transfer of your ADSs;

  •
  Use of Proceeds;

  •
  Capitalization;

  •
  Dilution;

  •
  Selected Consolidated Financial and Operating Data—Consolidated Statements of Comprehensive Income Data;

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  Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures;

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  Management's Discussion and Analysis of Financial Condition and Results of Operations—Outstanding Indebtedness;

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  Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Risk;

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  Principal and Selling Shareholders;

  •
  Related Party Transactions—Convertible Loans;

  •
  Description of Share Capital—History of Securities Issuances and Transfers;

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  Shares Eligible for Future Sale;

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  Underwriting;

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  Report of Independent Registered Public Accounting Firm;

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  Consolidated Financial Statements—Consolidated Statements of Comprehensive Income;

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  Consolidated Financial Statements—Notes to the Consolidated Financial Statements—8. Earnings Per Share—(c) Pro forma diluted earnings per share (unaudited);

  •
  Consolidated Financial Statements—Notes to the Consolidated Financial Statements—17. Convertible Loan; and

  •
  Outside back cover page of the preliminary prospectus.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated February 10, 2011

Zuoan Fashion Limited

6,000,000 American Depositary Shares

Representing 24,000,000 Ordinary Shares

This is an initial public offering of our American depositary shares, or ADSs. We are offering 6,000,000 ADSs. Each ADS represents four ordinary shares, par value $0.00025 per share. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We expect that the initial public offering price will be US$7.00 per ADS. Our ADSs have been approved for listing on the New York Stock Exchange, or NYSE, under the symbol "ZA."

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to us	US$	US$

The underwriters may also purchase up to an additional 900,000 ADSs from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                  , 2011.

Cowen and Company

RBC Capital Markets	Samsung Securities (Asia) Limited

Janney Montgomery Scott

                        , 2011

 THE OFFERING

Total ADSs offered:
by us	6,000,000 ADSs
Total	6,000,000 ADSs
Price per ADS	We currently estimate that the initial public offering price will be US$7.00 per ADS.
Overallotment option	The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase an additional 900,000 ADSs to cover overallotments.
ADSs	Each ADS represents four ordinary shares. The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may surrender your ADSs to the depositary to be cancelled in exchange for ordinary shares. The depositary will charge you fees for any cancellation.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
ADSs outstanding immediately after this offering	6,000,000 ADSs (or 6,900,000 ADSs if the underwriters exercise the overallotment option in full).
Ordinary shares outstanding immediately after this offering	110,722,500 ordinary shares.
Use of proceeds	We intend to use the net proceeds we receive from this offering primarily for the following purposes:
• approximately 35% to expand our network of directly operated flagship stores in China;
• approximately 35% to support our distributors in opening new Zuoan retail stores;

• approximately 24% to establish a logistics center in Shishi for the purpose of stocking our finished products; and
• the remaining amount to fund working capital and for other general corporate purposes.
See "Use of Proceeds" for more information.
We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
Listing	Our ADSs have been approved for listing on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
Proposed NYSE symbol	"ZA"
Depositary	Deutsche Bank Trust Company Americas
Lock-up
We, our directors and executive officers, and all of our existing shareholders have agreed with the underwriters for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities. See "Underwriting" for more information.

In addition, four unaffiliated investors have indicated to the underwriters and our company their interest in subscribing for an aggregate of up to 3,000,000 ADSs offered in this offering. Each of these investors has agreed that, to the extent such investor purchases any ADSs in this offering, such investor will not, directly or indirectly, transfer or dispose of any of such ADSs for a period of 180 days after the first day our ADSs are traded on the NYSE.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

        Unless otherwise indicated, the number of ordinary shares that will be outstanding immediately after this offering:

  •
  assumes the conversion of all outstanding amounts on the 2008 convertible loan and 2010 convertible loan into 6,722,500 ordinary shares, which conversion will occur prior to the completion of this offering; and

  •
  assumes that the underwriters do not exercise their overallotment option to purchase additional ADSs.

 SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

        The summary consolidated statements of comprehensive income data and summary consolidated statements of cash flow data for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 and the summary consolidated statements of financial position data as of December 31, 2007, 2008 and 2009 and September 30, 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of comprehensive income data and summary consolidated statements of cash flow data for the nine months ended September 30, 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB.

        Unless otherwise indicated, all historical share and per-share data contained in this prospectus has been restated to give retroactive effect to a 4,000-for-1 share split effected in December 2010.

        The results for the nine months ended September 30, 2010 may not be indicative of our results for the full year ending December 31, 2010. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB (unaudited)	RMB	US$
	(in thousands, except for per share and per ADS data)
Revenues	434,472	598,344	693,089	103,593	489,693	613,878	91,754
Cost of sales	(262,281)	(355,640)	(411,165)	(61,455)	(293,561)	(360,790)	(53,926)

Gross profit	172,191	242,704	281,924	42,138	196,132	253,088	37,828
Other income	381	1,783	898	134	381	606	91
Selling and distribution expenses	(32,954)	(49,666)	(53,373)	(7,977)	(28,012)	(44,217)	(6,609)
Administrative expenses	(12,700)	(18,572)	(22,176)	(3,315)	(13,631)	(27,885)	(4,168)
Finance costs	(230)	(360)	(1,018)	(152)	(690)	(6,063)	(906)

Profit before taxation	126,688	175,889	206,255	30,828	154,180	175,529	26,236
Income tax expense	(35,277)	(43,206)	(52,357)	(7,826)	(38,824)	(47,846)	(7,151)

Profit after taxation	91,411	132,683	153,898	23,002	115,356	127,683	19,084

Earnings per ordinary share
Basic and diluted	1.14	1.66	1.92	0.29	1.44	1.60	0.24
Earnings per ADS
Basic and diluted	4.57	6.63	7.69	1.15	5.77	6.38	0.95
Pro forma earnings per ordinary share, diluted (unaudited)			1.85	0.28	1.39	1.53	0.23

 RISK FACTORS

Risks Related to This Offering

  There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the NYSE. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected. Immediately following this offering and assuming the underwriters do not exercise their overallotment option, we will have 6,000,000 ADSs listed on the NYSE for trading, which will limit the aggregate market value of our publicly held ADSs at the time to US$42.0 million, based on the estimated initial offering price of US$7.00 per ADS. In addition, four unaffiliated investors have indicated to the underwriters and our company their interest in subscribing for an aggregate of up to 3,000,000 ADSs offered in this offering, representing up to 50% of the total number of ADSs offered in this offering, assuming the underwriters do not exercise their overallotment option. Each of these investors has agreed that, to the extent such investor purchases any ADSs in this offering, such investor will not, directly or indirectly, transfer or dispose of any of such ADSs for a period of 180 days after the first day our ADSs are traded on the NYSE. Such lock-up restrictions could reduce the average trading volume of our ADSs during this 180-day lock-up period. Limited trading volume may subject our ADSs to greater price volatility and may make it difficult for you to sell your ADSs at a price that is attractive to you.

        The initial public offering price for our ADSs will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

  Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering and assuming no exercise of the underwriters' overallotment option, you will incur immediate dilution of approximately US$3.24 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

  •
  the estimated initial public offering price of US$7.00 per ADS set forth on the front cover of this prospectus, and

  •
  the pro forma as adjusted net tangible book value per ADS of US$3.76 as of September 30, 2010, assuming the conversion of our 2008 convertible loan and 2010 convertible loan and after giving effect to this offering.

        You may find additional information in the section entitled "Dilution" in this prospectus. If we issue additional ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of share options to be granted under our 2010 Equity Incentive Plan.

  Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

        If our existing or future shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our share options to be granted under our 2010 Equity Incentive Plan, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, of our ordinary shares or ADSs might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions, except for any ADSs that may be sold to any of the four unaffiliated investors who have agreed to certain lock-up restrictions. See "—There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all" above. In addition, shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and the applicable lock-up agreements. If any existing or future shareholder or shareholders sell a substantial amount of ordinary shares or ADSs after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See "Shares Eligible for Future Sale" and "Underwriting" for additional information regarding resale restrictions.

  Mr. James Hong, our founder, beneficially holds a majority interest in our company and has significant influence over our management and his interests may not be aligned with our interests or the interests of our other shareholders.

        Currently, our founder, Mr. James Hong, who is also our chairman and chief executive officer, beneficially owns 71.07% of our outstanding ordinary shares on an as-converted basis. See "Principal and Selling Shareholders." Upon completion of this offering, Mr. James Hong will beneficially own 56.75% of our outstanding ordinary shares. The interests of this shareholder may conflict with the interests of our other shareholders. Our founder has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs.

  You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary, unless otherwise restricted by any lock-up arrangements. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

 USE OF PROCEEDS

        Based upon an estimated initial offering price of US$7.00 per ADS, we expect that we will receive net proceeds from this offering of approximately US$36.8 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. A US$1.00 increase (decrease) in the estimated initial offering price would increase (decrease) the net proceeds to us from this offering by US$5.6 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

        We intend to use the net proceeds we receive from this offering primarily for the following purposes:

  •
  approximately 35% to expand our network of directly operated flagship stores in China;

  •
  approximately 35% to support our distributors in opening new Zuoan retail stores;

  •
  approximately 24% to establish a logistics center in Shishi for the purpose of stocking our finished products; and

  •
  the remaining amount to fund working capital and for other general corporate purposes.

        In using the proceeds of this offering, as an offshore holding company, under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We intend to invest the proceeds of this offering into our PRC subsidiaries and thereafter convert such proceeds into Renminbi promptly upon completion of relevant PRC government registration or receipt of the relevant approval. If we provide funding to a PRC subsidiary through capital contribution or loans, we will need to increase the PRC subsidiary's approved registered capital and total investment amount, which requires approval from the MOC or its local counterparts. Such approval process typically takes 30 to 90 days, and sometimes longer, from the time the MOC receives the application documents. If we provide funding to a PRC subsidiary through loans, we will also need to register such loans with SAFE, which usually requires no more than 20 working days to complete. We cannot assure you that we will be able to complete these government registrations or obtain the relevant approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries."

        Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

        The foregoing represents our current intentions with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

 CAPITALIZATION

        The table below sets forth our total capitalization as of September 30, 2010:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the conversion of our 2008 convertible loan to 3,562,164 ordinary shares, assuming an initial public offering price of US$7.00 per ADS resulting in a conversion price of US$0.8539 per ordinary share; (ii) the conversion of our 2010 convertible loan to 3,160,336 ordinary shares, assuming an initial public offering price of US$7.00 per ADS resulting in a conversion price of US$0.9625 per ordinary share; and (iii) decrease in the related accrued interest of RMB4,581,000 as the convertible loans do not bear interest if they are converted.

  •
  on a pro forma as adjusted basis to further reflect the issuance and sale of 24,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$7.00 per ADS, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands of RMB)
Debt:
Short-term debt:
Bank borrowings, secured and guaranteed	47,000	47,000	47,000
Convertible loans	40,695	—	—

Total short-term debt	87,695	47,000	47,000

Total debt	87,695	47,000	47,000

Equity:
Share capital (500,000,000 shares authorized, 80,000,000 shares issued and outstanding, 86,722,500 issued and outstanding on a pro forma basis and 110,722,500 issued and outstanding on a pro forma as adjusted basis)	1	11	185
Share premium	129,599	174,865	420,854
Reserves	17,439	17,439	17,439
Retained profits	260,577	260,577	260,577

Total equity of the Company	407,616	452,892	699,055

Total capitalization	495,311	499,892	746,055

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma net tangible book value per ordinary share.

        Our net tangible book value as of September 30, 2010 was approximately RMB407.6 million (US$60.9 million), or approximately US$0.76 per ordinary share or US$3.05 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities, intangible assets and goodwill. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share or per ADS, after giving effect to (i) the conversion of our 2008 convertible loan and 2010 convertible loan; and (ii) the proceeds from this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us, from the estimated initial public offering price per ADS set forth on the cover page of this prospectus.

        Without taking into account any other changes in net tangible book value after September 30, 2010, other than to give effect to the conversion of our 2008 convertible loan and 2010 convertible loan, our sale of the ADSs offered in this offering at the estimated initial public offering price of US$7.00 per ADS, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2010 would have been US$104.5 million, or US$0.94 per ordinary share, and US$3.76 per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of US$0.18 per ordinary share and US$0.71 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$0.81 per ordinary share and US$3.24 per ADS, to new investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$1.75	US$7.00
Net tangible book value as of September 30, 2010	0.76	3.05
Pro forma net tangible book value	0.78	3.12
Pro forma as adjusted net tangible book value	0.94	3.76

Increase in pro forma as adjusted net tangible book value	0.18	0.71

Dilution in pro forma as adjusted net tangible book value to new investors in this offering	0.81	3.24

        The following table summarizes, on the pro forma as adjusted basis described above, the number of ordinary shares (in the form of ADSs or shares) purchased from us as of September 30, 2010 and the total consideration and the average price per ordinary share/ADS paid by our existing shareholders and new investors before deducting estimated underwriting discounts and the estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration
						Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	80,000,000	72.2	US$	19,371,000	28.4	US$	0.24	US$	0.97
Phillip Ventures	6,722,500	6.1	US$	6,767,000	9.9	US$	1.01	US$	4.03
New investors	24,000,000	21.7	US$	42,000,000	61.7	US$	1.75	US$	7.00

Total	110,722,500	100.0	US$	68,138,000	100.0

        A US$1.00 increase (decrease) in the estimated initial public offering price of US$7.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value by US$5.6 million, or by US$0.05 per ordinary share and US$0.20 per ADS, and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by US$1.00 per ordinary share, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The preceding discussion and tables exclude the 556,394 restricted shares to be granted to Mr. Chi Hon Tsang upon the completion of this offering. The preceding discussion and tables will not be impacted by any exercise of the overallotment option granted to the underwriters as such shares will be purchased from existing shareholders, no additional new shares will be issued, and no proceeds will be received by us.

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The selected consolidated financial data for the periods and as of the dates indicated below are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

        The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the fiscal years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 and the selected consolidated statements of financial position data as of December 31, 2007, 2008 and 2009 and September 30, 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statements of comprehensive income data and selected consolidated statements of cash flow data for the nine months ended September 30, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus. The selected statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2005 and 2006 and the selected statements of financial position data as of December 31, 2005 and 2006 have been derived from our unaudited financial statements, which are not included in this prospectus.

        The results for the nine months ended September 30, 2010 may not be indicative of our results for the full year ending December 31, 2010. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2005	2006	2007	2008	2009		2009	2010
	RMB (unaudited)	RMB (unaudited)	RMB	RMB	RMB	US$	RMB (unaudited)	RMB	US$
	(in thousands, except for per share and per ADS data)
Revenues	181,235	332,388	434,472	598,344	693,089	103,593	489,693	613,878	91,754
Cost of sales	(120,302)	(206,660)	(262,281)	(355,640)	(411,165)	(61,455)	(293,561)	(360,790)	(53,926)

Gross profit	60,933	125,728	172,191	242,704	281,924	42,138	196,132	253,088	37,828
Other income	67	258	381	1,783	898	134	381	606	91
Selling and distribution expenses	(15,878)	(31,893)	(32,954)	(49,666)	(53,373)	(7,977)	(28,012)	(44,217)	(6,609)
Administrative expenses	(7,374)	(10,192)	(12,700)	(18,572)	(22,176)	(3,315)	(13,631)	(27,885)	(4,168)
Finance costs	(112)	(125)	(230)	(360)	(1,018)	(152)	(690)	(6,063)	(906)

Profit before taxation	37,636	83,776	126,688	175,889	206,255	30,828	154,180	175,529	26,236
Income tax expense	(4,502)	(10,199)	(35,277)	(43,206)	(52,357)	(7,826)	(38,824)	(47,846)	(7,151)

Profit after taxation	33,134	73,577	91,411	132,683	153,898	23,002	115,356	127,683	19,084

Earnings per ordinary share
Basic and diluted	0.41	0.92	1.14	1.66	1.92	0.29	1.44	1.60	0.24
Earnings per ADS
Basic and diluted	1.66	3.68	4.57	6.63	7.69	1.15	5.77	6.38	0.95
Pro forma earnings per ordinary share, diluted (unaudited)					1.85	0.28	1.39	1.53	0.23

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Capital Expenditures

        We have incurred capital expenditures primarily in connection with the acquisition of plant, machinery, office equipment and motor vehicles for office use and our in-house productions. Our capital expenditures totaled RMB0.8 million, RMB0.7 million, RMB0.3 million (US$0.04 million) and RMB1.3 million (US$0.2 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. We will continue to make capital expenditures and expect cash generated from our operating activities will meet our capital expenditure needs in the foreseeable future.

        We expect to incur the following capital expenditures in 2011 and 2012, which we expect to fund primarily from the proceeds of this offering, cash on hand and cash generated from our operating activities:

  •
  opening 50 directly operated flagship stores by the end of 2012, for which we expect to spend an aggregate amount of approximately RMB165 million; and

  •
  establishing a logistics center in Shishi of approximately 15,000 square meters by the end of 2011, for which we expect to spend approximately RMB60 million.

        We anticipate that our inventory level will increase due to the expansion of our directly operated flagship stores and the total volume of finished products will also increase due to our overall growth. We believe that the logistics center will facilitate and centralize the storage, packaging, inspection and delivery of our finished products and enable us to meet the enhanced requirements for our logistics capacity.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Outstanding Indebtedness

        As of December 31, 2009 and September 30, 2010, we had aggregate bank borrowings, consisting of short-term loans and credit facilities, of RMB17.1 million (US$2.5 million) and RMB47.0 million (US$7.0 million), respectively. Our fixed-rate borrowings carried an effective interest rate ranging from 5.8% to 8.5% per annum during 2009 and from 4.9% to 8.5% during the nine months ended September 30, 2010. Our variable-rate borrowings carried an effective interest rate ranging from 9.2% to 9.8% per annum during 2009 and during the nine months ended September 30, 2010.

        In December 2008, Fast Boost entered into a convertible loan agreement with Phillip Ventures, Mr. James Hong, our chairman and chief executive officer, and certain other parties. Pursuant to this agreement, Phillip Ventures extended to Fast Boost a loan, or the 2008 convertible loan, denominated in Singapore dollars, or S$, in the amount of S$4.0 million (approximately RMB19,439,000). In January 2010, Fast Boost entered into a second convertible loan agreement with Phillip Ventures, Mr. James Hong, and certain other parties, pursuant to which Phillip Ventures extended an additional loan of S$4.0 million, or the 2010 convertible loan to Fast Boost. In December 2010 and January 2011, the parties entered into supplemental agreements to amend certain terms of the 2008 convertible loan and 2010 convertible loan. As of September 30, 2010, the amounts outstanding under the two convertible loans were S$8 million (approximately RMB38,943,000). The maturity date of each convertible loan is February 28, 2011. Each of the 2008 convertible loan and 2010 convertible loan will be converted in its entirety into our ordinary shares prior to the completion of this offering. For each convertible loan, the number of ordinary shares to be issued to Phillip Ventures equals its principal amount divided by a conversion price equal to a discounted price to the preliminary offering price of our ordinary shares, which is based on the estimated offering price for this offering on a per ordinary share basis. The discount for the 2008 convertible loan is 50% of the preliminary offering price, subject to a cap on the conversion price of US$0.8539 per ordinary share, while the discount for the 2010 convertible loan is 45% of the preliminary offering price, subject to a cap on the conversion price of US$1.3634 per ordinary share. The convertible loans will not bear any interest if they are converted prior to the maturity date. Otherwise, Fast Boost must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the 2008 convertible loan and 2010 convertible loan.

        In May 2010, we entered into a credit facility with Bank of Quanzhou under which we can borrow up to RMB5.0 million during the term of the facility, which will expire on May 11, 2011. As of September 30, 2010, we had an outstanding borrowing balance of such credit facility of RMB4.2 million, with RMB0.8 million available for future drawdown. The weighted average interest rate was 7.4% for the nine months ended September 30, 2010. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu, which is wholly controlled by Mr. Chaojie Hong, have provided guarantees for such credit facility. See "Related Party Transactions—Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities."

        In May 2010, we entered into a loan agreement with China Citic Bank for a short-term loan with the principal amount of RMB35.0 million. The maturity date of this loan is May 21, 2011. The weighted average interest rate was 6.4% for the nine months ended September 30, 2010. Mr. James Hong and certain other parties have provided guarantees for this loan.

        In June 2010, we entered into a loan agreement with Industrial Bank Co., Ltd., or Industrial Bank, under which we borrowed RMB4.9 million for working capital purposes. The maturity date of this loan is May 28, 2011. The weighted average interest rate was 6.9% for the nine months ended September 30, 2010. Mr. James Hong and certain other parties have provided guarantees and collateral for this loan. See "Related Party Transactions—Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities."

        In addition, we have from time to time entered into short-term financing agreements with Industrial and Commercial Bank of China, or ICBC, for working capital purposes. The total amount of loans outstanding was RMB2.9 million as of September 30, 2010 and RMB12.6 million as of the date of this prospectus. The term of these loans is typically six months. The interest rate is determined by reference to the PBOC benchmark lending rate, and the interest rate was 4.9% for the nine months ended September 30, 2010. We have assigned to ICBC the rights to certain of our accounts receivable to serve as security for these loans. In addition, Fujian Aidu agreed to guarantee our obligations of up to RMB18.0 million under these loans and any other loans that we may obtain from ICBC during the period from September 2010 to August 2012.

        Under certain of these loans and credit facilities, our subsidiary borrower has agreed, among other things, not to take the following actions without first obtaining the lenders' prior consent:

  •
  create encumbrances on any part of its properties or assets or deal with its assets in a way that may adversely affect its ability to repay its loans;

  •
  grant guarantees to any third parties that may adversely affect its ability to pay its loans;

  •
  make any major changes to its corporate structures, such as entering into joint ventures, mergers, and acquisitions and reorganizations or change its corporate status, such as liquidation and dissolution; and

  •
  change the nature or scope of its businesses in any material respect.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Quantitative and Qualitative Disclosure About Market Risk

  Foreign Exchange Risk

        Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to our convertible loans denominated in Singapore dollars and our cash and cash equivalents denominated in U.S. dollars as a result of the proceeds from this offering. As of September 30, 2010, we had S$8.0 million (US$6.1 million) convertible loans denominated in Singapore dollars. For more information regarding the convertible loans, see "Related Party Transactions—Convertible Loans." We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

        In addition, changes in the exchange rate between the U.S. dollar and Renminbi will affect the value of the proceeds from this offering in Renminbi terms. We estimate that we will receive net proceeds of approximately US$36.8 million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on an estimated initial offering price of US$7.00 per ADS shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the Renminbi against the U.S. dollar, from a rate of RMB6.6905 to US$1.00 to a rate of RMB6.0823 to US$1.00, will result in a decrease of RMB22.4 million (US$3.3 million) of the net proceeds from this offering. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar, from a rate of RMB6.6905 to US$1.00 to a rate of RMB7.3596 to US$1.00, will result in an increase of RMB24.6 million (US$3.7 million) of the net proceeds from this offering.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The table below sets forth information with respect to the beneficial ownership of our ordinary shares, assuming the conversion of our 2008 convertible loan and 2010 convertible loan and as adjusted to reflect the sale of the ADSs offered in this offering, by:

  •
  each of the selling shareholders;

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares and each lender of our convertible loans.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Percentage of beneficial ownership of each listed person prior to this offering is based on 86,722,500 ordinary shares outstanding immediately prior to this offering, including 6,722,500 ordinary shares converted from our 2008 and 2010 convertible loans. Percentage of beneficial ownership of each listed person after this offering is based on 110,722,500 ordinary shares outstanding immediately after the closing of this offering. Phillip Ventures and Splendid Pearl, as the selling shareholders, have granted to the underwriters an option to purchase up to 900,000 ADSs, representing 3,600,000 ordinary shares, at the initial public offering price less the underwriting discount.

	Ordinary Shares Beneficially Owned Prior to This Offering			Ordinary Shares To Be Sold by Selling Shareholder in This Offering (Assuming Full Exercise of Overallotment Option)			Ordinary Shares Beneficially Owned After This Offering (Assuming No Exercise of Overallotment Option)			Ordinary Shares Beneficially Owned After This Offering (Assuming Full Exercise of Overallotment Option)
	Number		Percent	Number	Percent		Number	Percent		Number	Percent
Directors and Executive Officers:
James Hong(1)	61,632,000		71.07%	—	—		62,838,012	56.75%	(7)	62,838,012	56.75%	(7)
All Directors and Executive Officers as a Group	61,632,000		71.07%	—	—		62,838,012	56.75%		62,838,012	56.75%
Principal and Selling Shareholders:
Phillip Ventures Enterprise Fund 2 Ltd.	6,722,500	(2)	7.75%	720,000	0.83%	(6)	6,722,500	6.07%		6,002,500	5.42%
Fame Brilliant Group Limited	61,632,000	(3)	71.07%	—	—		62,838,012	56.75%	(7)	62,838,012	56.75%	(7)
Splendid Pearl International Limited	6,968,000	(4)	8.03%	2,880,000	3.32%	(6)	6,384,188	5.77%	(7)	3,504,188	3.16%	(7)
Head Park Holdings Limited	5,920,000	(5)	6.83%	—	—		5,536,125	5.00%	(7)	5,536,125	5.00%	(7)

(1)
Represents 100% of the 61,632,000 ordinary shares held by Fame Brilliant, which is wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong. Mr. James Hong disclaims beneficial ownership of the shares held by Fame Brilliant and Ms. Siu Fong Or.

(2)
Represents 6,722,500 ordinary shares issuable upon conversion of the amounts on the 2008 convertible loan and 2010 convertible loan held by Phillip Ventures. The amounts on the convertible loans will convert to ordinary shares prior to the completion of this offering. Phillip Ventures is a company incorporated in

  Singapore with its registered address at 250 North Bridge Road, #06-00 Raffles City Tower, Singapore 179101. Phillip Ventures is a private equity investment fund managed by Phillip Private Equity Pte Ltd., or PPE, on a fully discretionary basis. PPE holds the only issued ordinary share of Phillip Ventures and the preference shares in the capital of Phillip Ventures are held mainly by institutional investors and high net worth individuals. The ultimate holding company of PPE is Phillip Investment Corporation Pte. Ltd., which is majority-owned by Mr. Lim Hua Min.

(3)
Represents 61,632,000 ordinary shares directly held by Fame Brilliant. Fame Brilliant is a company incorporated in the British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fame Brilliant is wholly owned by Ms. Siu Fong Or.

(4)
Represents 6,968,000 ordinary shares directly held by Splendid Pearl. Splendid Pearl is a company incorporated in British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Splendid Pearl is wholly owned by Mr. Huatan Cai.

(5)
Represents 5,920,000 ordinary shares directly held by Head Park. Head Park is a company incorporated in British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Head Park is wholly owned by Mr. Tin Yuet Yung.

(6)
Represents the percentage calculated based on the aggregate number of ordinary shares to be offered in this offering divided by 86,722,500 ordinary shares outstanding as of the date of this prospectus, including 6,722,500 ordinary shares converted from our 2008 and 2010 convertible loans.

(7)
Reflects the adjustments pursuant to the agreements among Fame Brilliant, Splendid Pearl and Head Park dated February 28, 2008 and November 10, 2010. Under such agreements, the aggregate number of ordinary shares held by Fame Brilliant, Splendid Pearl and Head Park will be adjusted among themselves after this offering so that Splendid Pearl (together with any transferees of the ordinary shares held by it) and Head Park (together with any transferees of the ordinary shares held by it) will own 7.5% and 5.0%, respectively, of our outstanding ordinary shares immediately after this offering. In addition, pursuant to a loan agreement entered into between Ms. Siu Fong Or and Mr. Ching Ngai Hung in February 2008, the number of ordinary shares held by Fame Brilliant and Joyous Fly International Limited, or Joyous Fly, will be adjusted between themselves after this offering so that Joyous Fly will own 3% of our outstanding ordinary shares immediately after this offering.

        As of the date of the prospectus, none of our outstanding ordinary shares is held by record holders in the United States. None of our existing shareholders will have different voting rights from other shareholders after the closing of this offering.

        See "Description of Share Capital—History of Securities Issuances and Transfers" for a description of the history of our share issuances and transfers.

 RELATED PARTY TRANSACTIONS

Convertible Loans

  2008 Convertible Loan

        In December 2008, Fast Boost entered into a convertible loan agreement with Phillip Ventures Enterprise Fund 2 Ltd, or Phillip Ventures, under which Phillip Ventures granted loans in the aggregate amount of S$4.0 million to Fast Boost. Mr. James Hong, Ms. Siu Fong Or and Fame Brilliant, the then controlling shareholder of Fast Boost, are also parties to the 2008 convertible loan agreement and provided certain representations, warranties and covenants under the loan. In January 2010, in consideration of S$0.6 million, Phillip Ventures agreed to extended the maturity date of the loans under this agreement to December 31, 2010, which was further extended to February 28, 2011 pursuant to a supplemental agreement dated as of January 31, 2011.

  2010 Convertible Loan

        In January 2010, Fast Boost, Phillip Ventures, Mr. James Hong, Ms. Or and Fame Brilliant entered into a second convertible loan agreement with substantially similar terms as the 2008 convertible loan agreement. Pursuant to the 2010 convertible loan agreement, Phillip Ventures granted loans in the aggregate amount of S$4.0 million to Fast Boost with a maturity date of December 31, 2010, which was extended to February 28, 2011 pursuant to the supplemental agreement dated as of January 31, 2011.

  Conversion

        Pursuant to the above convertible loan agreements, each of the 2008 convertible loan and the 2010 convertible loan will be converted in its entirety into ordinary shares of our company prior to the consummation of this offering. For each convertible loan, the number of ordinary shares to be issued to Phillip Ventures equals its principal amount divided by a conversion price equal to a discounted price to the preliminary offering price of our ordinary shares, which is based on the estimated offering price for this offering on a per ordinary share basis. The discount for the 2008 convertible loan is 50% of the preliminary offering price, subject to a cap on the conversion price of US$0.8539 per ordinary share, while the discount for the 2010 convertible loan is 45% of the preliminary offering price, subject to a cap on the conversion price of US$1.3634 per ordinary share. The convertible loans will not bear any interest if they are converted prior to the maturity date. Otherwise, we must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the 2008 convertible loan and the 2010 convertible loan.

  Put Option and Share Pledge

        Pursuant to the above convertible loan agreements, Phillip Ventures has a right to sell all the conversion shares to Mr. James Hong and his wife, Ms. Siu Fong Or, if this offering is not completed prior to the maturity date. Also, Fame Brilliant pledged all of the ordinary shares of our company owned by it as collateral to secure Fast Boost's obligations under the convertible loan agreements. Such put option and security interest will be terminated or discharged upon the completion of this offering and conversion of the convertible loans.

  Other Rights

        We have granted Phillip Ventures various rights under the convertible loan agreements, including a redemption right with respect to the convertible loans and certain tag-along rights relating to the shares issued or issuable upon conversion of the convertible loans. We also provided certain restrictive covenants with respect to the corporate governance of our company. The foregoing rights will terminate immediately prior to the completion of this offering.

 DESCRIPTION OF SHARE CAPITAL

History of Securities Issuances and Transfers

        Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer, established our PRC operating company, Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan, as a wholly foreign owned company in April 2002.

        In February 2008, Fast Boost issued 100 ordinary shares with a par value of US$1.00 per share to Fame Brilliant Group Limited, or Fame Brilliant, a company wholly owned by Ms. Or. After the issuance, Fame Brilliant owned 100% of Fast Boost's issued and outstanding ordinary shares.

        In September 2008, Fast Boost effected a 100-for-1 share split whereby all of its issued and outstanding 100 ordinary shares were split into 10,000 ordinary shares with a par value of US$0.01 per share. Subsequently, Fast Boost acquired Shishi Zuoan from Ms. Or and issued an additional 10,000 ordinary shares to Fame Brilliant in connection with such acquisition. After such share split and issuance, Fast Boost had 20,000 ordinary shares issued and outstanding, all of which were held by Fame Brilliant.

        In October 2008, Fame Brilliant sold 2,222 ordinary shares of Fast Boost to Splendid Pearl International Limited, or Splendid Pearl, and 1,480 ordinary shares to Head Park Holdings Limited, or Head Park, pursuant to a share purchase agreement among Fame Brilliant, Splendid Pearl and Head Park dated as of February 28, 2008. At the same time, Fame Brilliant transferred 890 ordinary shares to Joyous Fly International Limited, or Joyous Fly, pursuant to a supplemental loan agreement between Ms. Or and Mr. Ching Ngai Hung dated as of February 18, 2008 as repayment of a loan Ms. Or obtained from Mr. Hung in 2002. The following table sets forth the change in shareholdings in Fast Boost following these transactions:

Name of Shareholder	Ordinary Shares Owned Before Change	Percentage Before Change	Ordinary Shares Owned After Change	Percentage After Change
Fame Brilliant Group Limited	20,000	100%	15,408	77.04%
Splendid Pearl International Limited	—	—	2,222	11.11%
Head Park Holdings Limited	—	—	1,480	7.40%
Joyous Fly International Limited	—	—	890	4.45%

        Pursuant to the February 2008 share purchase agreement and the supplemental agreement dated November 10, 2010, the number of ordinary shares held by Fame Brilliant, Splendid Pearl and Head Park will be adjusted among themselves after this offering so that Splendid Pearl (together with any transferees of the ordinary shares held by it) and Head Park (together with any transferees of the ordinary shares held by it) will own 7.5% and 5.0%, respectively, of our outstanding ordinary shares immediately after this offering. In addition, pursuant to the February 2008 supplemental loan agreement, the number of ordinary shares held by Fame Brilliant and Joyous Fly will be adjusted between themselves after this offering so that Joyous Fly will own 3% of our outstanding ordinary shares immediately after this offering.

        Pursuant to a convertible loan agreement dated as of December 24, 2008, Fast Boost obtained a convertible loan of S$4.0 million from Phillip Ventures Enterprise Fund 2 Ltd, or Phillip Ventures. Pursuant to a convertible loan agreement dated as of January 15, 2010, Fast Boost obtained a second convertible loan of S$4.0 million from Phillip Ventures. Each convertible loan will be converted in its entirety into our ordinary shares prior to the consummation of this offering. The number of ordinary shares to be issued to Phillip Ventures equals the principal amount of each convertible loan divided by a conversion price equal to a discounted price to the preliminary offering price of our ordinary shares, which is based on the estimated offering price for this offering on a per ordinary share basis. The discount for the 2008 convertible loan is 50% of the preliminary offering price, subject to a cap on the conversion price of US$0.8539 per ordinary share, while the discount for the 2010 convertible loan is 45% of the preliminary offering price, subject to a cap on the conversion price of US$1.3634 per ordinary share. For additional information about the convertible loans, see "Related Party Transactions—Convertible Loans."

        In August 2010, Fame Brilliant incorporated Zuoan Fashion Limited, or Zuoan Cayman, in the Cayman Islands. Zuoan Cayman issued one subscriber share to Codan Trust Company (Cayman) Limited on August 24, 2010, which one share was transferred to Fame Brilliant on the same date. Also on August 24, 2010, Zuoan Cayman issued 99 new ordinary shares to Fame Brilliant.

        On October 5, 2010, Fast Boost became the wholly owned subsidiary of Zuoan Cayman through a share exchange through which Zuoan Cayman acquired all of the issued and outstanding shares of Fast Boost, and issued 20,000 ordinary shares with a par value of US$1.00 per share to the shareholders of Fast Boost. Upon completion of the share exchange, Zuoan Cayman became our ultimate holding company. On the same day, Splendid Pearl transferred 480 ordinary shares of Zuoan Cayman to Floria Holdings Limited, a third-party company incorporated in British Virgin Islands, pursuant to an agreement dated September 3, 2010.

        In December 2010, Zuoan Cayman effected a 4,000-for-1 share split whereby all of our issued and outstanding 20,000 ordinary shares were split into 80,000,000 ordinary shares with a par value of US$0.00025 per share.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding 6,000,000 ADSs representing approximately 21.7% of our 110,722,500 ordinary shares in issue, assuming the underwriters do not exercise their overallotment option. All of the ADSs sold in this offering, except any ADSs sold to any of the four unaffiliated investors described in "—Lock-up Agreements" below, will be freely transferable by persons other than our "affiliates," as defined in Rule 144 under the Securities Act, without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. All outstanding ordinary shares prior to this offering are "restricted securities" as that term is defined in Rule 144 and may be sold on the NYSE only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Rule 144

        In general, under Rule 144, a person or entity that has beneficially owned our restricted securities, in the form of ADSs or otherwise, for at least six months and is not our "affiliate" will be entitled to sell our ordinary shares or ADSs at any time beginning 90 days after we become a reporting company under the Exchange Act subject only to the availability of current public information about us, and will be entitled to sell shares held for at least one year without restriction. A person or entity that is our "affiliate" and has beneficially owned our restricted securities for at least six months, will be able to sell, within a rolling three month period, the number of restricted securities that does not exceed the greater of the following:

      (i)  1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1,107,225 ordinary shares immediately after this offering; and

     (ii)  the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by affiliates under Rule 144 must be made through unsolicited brokers' transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Share Options

        We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

        Pursuant to certain "lock-up" agreements, we, our executive officers and directors and all our existing shareholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs without the prior written consent of the representative for a period of 180 days after the date of the pricing of the offering. The foregoing restrictions will be automatically extended under certain circumstances and are subject to certain exemptions. See "Underwriting."

        In addition, four unaffiliated investors have indicated to the underwriters and our company their interest in subscribing for an aggregate of up to 3,000,000 ADSs offered in this offering. Each of these investors has agreed that, to the extent such investor purchases any ADSs in this offering, such investor will not, directly or indirectly, transfer or dispose of any of such ADSs for a period of 180 days after the first day our ADSs are traded on the NYSE.

 UNDERWRITING

        We, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally and not jointly agreed to purchase from us and the selling shareholders the number of ADSs set forth opposite its name below. Cowen and Company, LLC is the representative of the underwriters.

Underwriter	Number of ADSs
Cowen and Company, LLC
RBC Capital Markets, LLC
Samsung Securities (Asia) Limited
Janney Montgomery Scott, LLC

Total	6,000,000

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased, other than those ADSs covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Samsung Securities (Asia) Limited will make sales in the United States through its SEC-registered broker-dealer affiliate.

        Overallotment Option to Purchase Additional ADSs.    The selling shareholders have granted an option to the underwriters to purchase up to 900,000 additional ADSs at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of ADSs offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional ADSs from us and from the selling shareholders in approximately the same proportion as shown in the table following the first paragraph of this section.

        Discounts and Commissions.    The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

        We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately US$2.3 million and are payable by us.

Total
	Per ADS	Without Overallotment	With Overallotment
Public offering price	US$	US$	US$
Underwriting discount	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
Proceeds, before expenses, to selling shareholders	US$	US$	US$

        The underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the ADSs to securities dealers at the public offering price less a concession not in excess of US$            per ADS. The underwriters may allow, and the dealers may reallow, a discount not in excess of US$            per ADS to other dealers. If all of the ADSs are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        Discretionary Accounts.    The underwriters do not intend to confirm sales of the ADSs to any accounts over which they have discretionary authority.

        Market Information.    Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations include:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial information;

  •
  an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the ADSs may not develop. It is also possible that after the offering, the ADSs will not trade in the public market at or above the initial public offering price.

        Our ADSs have been approved for listing on the NYSE under the symbol "ZA."

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

  •
  Stabilizing transactions permit bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress.

  •
  Overallotment transactions involve sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over allotted by the underwriters is not greater than the number of ADSs that they may purchase in the overallotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing ADSs in the open market.

  •
  Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared with the price at which they may purchase ADSs through exercise of the overallotment option. If the underwriters sell more ADSs than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ADSs. These transactions may be effected on the NYSE in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Lock-Up Agreements.    Pursuant to certain "lock-up" agreements, we, our executive officers and directors and all our existing shareholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs without the prior written consent of the representative for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        This lock-up provision applies to ordinary shares, ADSs and securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs, excluding ADSs acquired in open market transactions after the completion of this offering. The exceptions to the lock-up permit us, among other things and subject to restrictions, to: (a) issue ordinary shares or options pursuant to employee benefit plans, (b) issue ordinary shares upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions permit our executive officers, directors and shareholders, among other things and subject to restrictions, to make certain gifts so long as the transferee remains subject to the lock-up. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

        In addition, four unaffiliated investors have indicated to the underwriters and our company their interest in subscribing for an aggregate of up to 3,000,000 ADSs offered in this offering. Currently, each of these investors is under no obligation to purchase any ADSs in this offering and the underwriters are under no obligation to sell ADSs to any of these investors. The sale of ADSs, if any, to any of these investors may satisfy such investor's subscription in full or in part. Each of these investors has agreed that, to the extent such investor purchases any ADSs in this offering, such investor will not, directly or indirectly, transfer or dispose of any of such ADSs for a period of 180 days after the first day our ADSs are traded on the NYSE. Subject to such lock-up restrictions, any ADSs sold to any of these investors in this offering will be sold at the initial public offering price and on the same terms as the other ADSs offered in this offering.

        Electronic Offer, Sale and Distribution of ADSs.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Other Relationships.    Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

        Addresses.    The address for Cowen and Company, LLC is 599 Lexington Avenue, New York, New York 10020.

Selling Restrictions

        No action has been taken in any jurisdiction except the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        United Kingdom.    Each of the underwriters has represented and agreed that:

  •
  it has not made or will not make an offer of the ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

  •
  it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

        Switzerland.    The ADSs will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

        European Economic Area.    In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  •
  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative of the underwriters has been given to the offer or resale; or (2) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

        For the purposes of the provisions in the two immediately preceding paragraphs, the expression an "offer of the ADSs to the public" in relation to the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        United Arab Emirates.    This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the "UAE"), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the "DFSA"), a regulatory authority of the Dubai International Financial Centre (the "DIFC"). The issue of shares of common stock does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies law, Federal Law No. 8 of 1984 (as amended), DFSA Offered

Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly or otherwise.

        The ADSs may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The ADSs may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company and the representative represent and warrant the ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

        Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell directly or indirectly, any ADSs in the Cayman Islands.

        Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

        PRC.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under

Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Zuoan Fashion Limited and subsidiaries

        We have audited the accompanying consolidated statements of financial position of Zuoan Fashion Limited (Note 1) and subsidiaries ("the Company") as of December 31, 2007, 2008 and 2009 and September 30, 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009 and the nine-month period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zuoan Fashion Limited and subsidiaries as of December 31, 2007, 2008 and 2009, and September 30, 2010, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2009 and the nine-month period ended September 30, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GHP HORWATH, P.C.

Denver, Colorado
January 4, 2011, except for item 2 of Note 17, as to which the date is January 31, 2011

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,

EXCEPT PER SHARE AMOUNTS)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

	Notes	December 31, 2007	December 31, 2008	December 31, 2009	September 30, 2009	September 30, 2010
					(unaudited)
Revenues	4	434,472	598,344	693,089	489,693	613,878
Cost of sales		(262,281)	(355,640)	(411,165)	(293,561)	(360,790)

Gross profit		172,191	242,704	281,924	196,132	253,088
Other income	4	381	1,783	898	381	606
Selling and distribution expenses		(32,954)	(49,666)	(53,373)	(28,012)	(44,217)
Administrative expenses		(12,700)	(18,572)	(22,176)	(13,631)	(27,885)
Finance costs		(230)	(360)	(1,018)	(690)	(6,063)

Profit before taxation	5	126,688	175,889	206,255	154,180	175,529
Income tax expense	6	(35,277)	(43,206)	(52,357)	(38,824)	(47,846)

Profit after taxation		91,411	132,683	153,898	115,356	127,683
Other comprehensive (loss) income:
Foreign exchange difference arising from translation of foreign currency financial statements		—	—	(27)	(1)	786

Total comprehensive income for the period		91,411	132,683	153,871	115,355	128,469

Earnings per share (RMB)
—Basic and diluted	8	1.14	1.66	1.92	1.44	1.60

Pro forma earnings per share (RMB)
—Diluted (audited)	8			1.85	1.39	1.53

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

8. EARNINGS PER SHARE

(c)
Pro forma diluted earnings per share (unaudited)

        Pro forma diluted earnings per share reflects the dilutive impact of the convertible loans assuming an IPO price of US$7.00, resulting in 6,722,500 ordinary shares that would be issuable. These pro forma issuable shares are included in pro forma diluted earnings per share beginning with dates of the convertible loan transactions (January 2009 and January 2010). Pro forma diluted earnings per share for 2009 and for the nine months ended September 30, 2009 do not reflect any adjustment to profit after taxation for the effect of the interest recognized related to the convertible loans as the interest expense for 2009 was not significant. Pro forma diluted earnings per share for the nine months ended September 30, 2010 reflects an adjustment to increase profit after taxation by approximately RMB4,641,000, for the effect of the interest related to the convertible loans. The following table provides a reconciliation of the numerators and denominators used to arrive at pro forma diluted earnings per share (amounts in thousands of RMB, except share and per share amounts):

		Nine months ended September 30,
	Year ended December 31, 2009
		2009	2010
Profit attributable to equity holders of the Company	153,898	115,356	127,683
Adjustment to add back interest expense related to convertible loans assumed to be converted			4,641

Pro forma profit attributable to equity holders of the Company	153,898	115,356	132,324

Number of ordinary shares	80,000,000	80,000,000	80,000,000
Adjustment to reflect the weighted average impact of ordinary shares to be issued upon assumed conversion of convertible loans	3,365,757	3,299,569	6,444,668

Pro forma weighted average number of ordinary shares	83,365,757	83,299,569	86,444,668

Pro forma diluted earnings per share	1.85	1.39	1.53

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

9. CONVERTIBLE LOAN

        Fast Boost has entered into convertible loan agreements with Phillip Ventures Enterprise Fund 2 Ltd (the "Pre-IPO Investor"). Mr. Hong, his wife, and a shareholder of Fast Boost (controlled by Mr. Hong) are also parties to the agreement. The Pre-IPO Investor extended a sum of Singapore Dollars ("S$") 8.0 million, in 2 tranches of S$4.0 million each. The first S$4.0 million tranche was received at various dates in 2009, and the second S$4.0 million tranche was received in January 2010. The loans are referred to as the "Convertible Loan Agreement I" and "Convertible Loan Agreement II", respectively, and together, the "Convertible Loan Agreements". Significant terms of the Convertible Loan Agreements are:

  1.
  Convertible Loan Agreement I was originally due in January 2010. In January 2010, the maturity date was extended to December 31, 2010, or such other date as may be mutually agreed by the parties. In consideration of extending the maturity date, a S$600,000 (approximately RMB 3 million) extension fee was paid to the Pre-PO Investor in 2010.

  2.
  Convertible Loan Agreement II is due on December 31, 2010. In December 2010, the maturity date of both convertible loans was extended to January 31, 2011. In January 2011, the maturity date of both convertible loans was extended to February 28, 2011.

  3.
  Amounts under the Convertible Loan Agreements are automatically converted into shares of the Company generally at the time of the pricing of the Company's IPO. Because the conversion feature is contingent, the Company has determined that the conversion feature is a financial liability under IAS No. 32.

  4.
  Pursuant to the above Convertible Loan Agreements, each of the Convertible Loan Agreement I and the Convertible Loan Agreement II will be converted in its entirety into ordinary shares of the Company immediately prior to the consummation of the Company's initial public offering. For each Convertible Loan, the number of ordinary shares to be issued to Phillip Ventures equals its principal amount divided by a discounted preliminary offering price, which is the mid-point of the estimated offering price range for the Company's ordinary shares in the Company's initial public offering, subject to a cap of US$0.8539 per ordinary share for the 2008 convertible loan and US$1.3634 per ordinary share for the 2010 convertible loan. The discount is 50% for the Convertible Loan Agreement I and 45% for the Convertible Loan Agreement II. The Convertible Loans will not bear any interest if they are converted prior to the maturity date. Otherwise, the Company must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the Convertible Loan Agreement I and the Convertible Loan Agreement II.

  5.
  There are no annual stated interest rates or payments. However, if the borrowings are not converted, the entire outstanding amount plus interest at 15% from the date of the borrowings is due. Since the conversion occurs at the time of the pricing of the Company's IPO, and since the pricing and completion of the IPO cannot be determined to be probable at this time, the Company records interest at 15%. In connection with the January 2010 extension of Convertible Loan Agreement I, and in consideration of the S$600,000 extension fee, any interest due on maturity under Convertible Loan Agreement I is calculated from

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010

9. CONVERTIBLE LOAN (Continued)

    January 1, 2010. Interest expense for 2009 was not significant. Interest for the nine months ended September 30, 2010 was approximately RMB 4,641,000.

  6.
  If the IPO is withdrawn or otherwise not completed after the borrowings have been converted to shares, the Pre-IPO Investor has the right to put the shares issued to Mr. Hong, and other shareholders of the Company, in return for cash equal to the amount that would have been due under the normal payment provisions of the agreements. As the Pre-IPO Investor will receive the same value as under the agreements, the Company has determined that the put option is not a derivative under IAS No. 39.

  7.
  The Company have granted the Pre-IPO Investor various rights under the convertible loan agreements, including a redemption right with respect to the convertible loans and certain tag-along rights relating to the shares issued or issuable upon conversion of the convertible loans. As for the collateral of the loan agreements, a shareholder of the Company (affiliated by Mr Hong) deposited 15,408 ordinary shares (61,633,000 ordinary shares after the 4,000-for-1 share split) of the Company with the escrow agent. The shares will be returned to the shareholder when the loans are repaid or converted. The Company also provided certain restrictive covenants with respect to the corporate governance of the Company. The Company was in compliance with these covenants as of December 31, 2009 and September 30, 2010. The foregoing rights will terminate immediately prior to the completion of the Company's IPO.

Zuoan Fashion Limited

         6,000,000 American Depositary Shares

Representing 24,000,000 Ordinary Shares

PROSPECTUS

Cowen and Company

RBC Capital Markets	Samsung Securities (Asia) Limited

Janney Montgomery Scott

                        , 2011

Until                                    , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotment or subscription.

QuickLinks

  Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-171534 February 10, 2011
Zuoan Fashion Limited
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PRINCIPAL AND SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF SHARE CAPITAL
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ZUOAN FASHION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN, EXCEPT PER SHARE AMOUNTS) FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND 2010
Zuoan Fashion Limited